Earnings Release

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

November 24, 2005

Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-Ku, Kyoto, 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Consolidated results for the six months ended September 2004 and 2005, and year ended March 31, 2005

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net Sales		Operating Income		Income before Income Taxes and Extraordinary Items	
	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '05	176,364	(6.2)	19,613	(51.0)	56,824	(28.3)
Six months ended Sept. 30, '04	188,009	(11.1)	40,013	39.1	79,218	-
Year ended Mar. 31, '05	515,292		111,522		145,292	

	Net Income		Net Income per Share
	million yen	%	yen
Six months ended Sept. 30, '05	36,625	(21.1)	282.34
Six months ended Sept. 30, '04	46,445	-	349.00
Year ended Mar. 31, '05	87,416		662.96

[Notes] *Average number of shares outstanding:
Six months ended Sept. 30, '05: 129,722,707 shares, Six months ended Sept. 30, '04: 133,082,949 shares, Year ended Mar. 31, '05: 131,600,201 shares
*Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous semi-annual accounting period.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Ratio of Net Worth to Total Assets	Shareholders' Equity per Share
	million yen	million yen	%	yen
As of Sept. 30, '05	1,103,618	914,533	82.9	7,149.40
As of Sept. 30, '04	1,089,221	890,999	81.8	6,849.54
As of Mar. 31, '05	1,132,492	921,466	81.4	7,082.68

[Notes] *Number of shares outstanding (excluding treasury stock):
As of Sept. 30, '05: 127,917,607 shares, As of Sept. 30, '04: 130,081,598 shares, As of Mar. 31, '05: 130,077,389 shares

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents - Ending
	million yen	million yen	million yen	million yen
Six months ended Sept. 30, '05	(63,523)	(100,382)	(51,150)	603,253
Six months ended Sept. 30, '04	26,361	13,480	(52,292)	744,077
Year ended Mar. 31, '05	116,571	(11,716)	(61,447)	792,727

(4) Company group information

Consolidated subsidiaries: 18 Non-consolidated company with equity method applied: 1 Affiliates with equity method applied: 7

(5) Change in scope of consolidation and equity method application

Consolidated subsidiaries: 1 newly added Affiliates with equity method applied: no change

2. Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

	Net Sales	Income before Income Taxes and Extraordinary Items	Net Income
	million yen	million yen	million yen
Year ending Mar. 31, '06	500,000	125,000	75,000

COMPANY GROUP INFORMATION

Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty subsidiaries, and nine affiliates as of September 30, 2005, operate manufacturing and distribution of electronic entertainment products as a major business. Chart of business by the Company and its related companies are as follows.


Customers
Entertainment Products (Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(d) iQue Ltd.
(d) iQue (China) Ltd.
Entertainment Products & Others (Distribution)
(d) The Pokémon Company
Others
(a) NES Merchandising, Inc.
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
(a) Nintendo (Hong Kong) Ltd.
(d)The Baseball Club of Seattle, L.P.
Others
(c) Fukuei Co., Ltd.
(d) WARPSTAR, Inc.
Nintendo Co., Ltd.
Entertainment Products (R&D, etc.)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Retro Studios, Inc.
(b) A/N Software Inc.
(d) Silicon Knights Inc.
(d) iKuni Inc.
(e) Midway/Nintendo Inc.
Entertainment Products (R&D, etc.)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(e) Ape inc.
Distribution channel
Other channel

The number of companies

(a) Consolidated subsidiaries	18
(b) Non-consolidated subsidiary with equity method applied	1
(c) Non-consolidated subsidiary with equity method non-applied	1
(d) Affiliates with equity method applied	7
(e) Affiliates with equity method non-applied	2

MANAGEMENT POLICY

1. Basic management policy

In the field of home entertainment, Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique forms of entertainment while maintaining a robust business structure. Nintendo places the highest emphasis on providing customers with a "world of fun", which is both innovative and entertaining with creative elements that have never been experienced.

2. Basic policy of profit distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition. The Company pays a dividend, however, profit levels are evaluated in each fiscal period to determine the level of direct profit returns to our shareholders.

For the fiscal year ending March 31, 2006, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2006 rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments, enhancement of selling power, and common stock buyback whenever deemed appropriate.

3. Targeted management index

In the home entertainment industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, the Company aims to improve its corporate value by sustaining robust growth and increasing profit.

Because the Company deals with entertainment products, which by nature hold many uncertainties in terms of its product development, and operates in a market which involves intense competition, flexible business decisions are made without being constrained by any specific management index.

4. Medium and long term management strategy and challenges

More than twenty years have passed since the launch of "Famicom" in 1983. During this time span, the video game industry has shown remarkable growth as one of the few entertainment fields launched and driven by Japan. In recent years, however, the traditional success formula of developing splendid and complex games increasingly has become less productive. Particularly in Japan, it is becoming evident that the market is stagnating due to the "Gamer Drift" phenomenon.

Nintendo's solution to this situation is to broaden the framework or definition of conventional video games. Nintendo will strive to create "games easily accessible to anyone which contain deep and unique content" to expand the market once again. This new generation of video games will attract those who have stopped playing as well as those who have never played a video game before, but will also satisfy veteran game players.

The intuitive, clear and fresh surprise offered by "Nintendo DS", a handheld gaming device launched last year has received high praise from many of our customers due to the innovative nature of this unique product. This same level of excitement and innovation will be provided by a new console-type gaming machine code-named "Revolution" which is planned to launch next year. As an example of the new innovations built into "Revolution", its controller is based upon an unprecedented and unique design concept which will establish a new standard of gaming-input interface.

Nintendo is committed to accepting the innovative ideas of video game developers from around the world, cooperating with them, and, as a result, creating new forms of entertainment. Nintendo will strive to expand its business and increase revenue and profit by introducing a diverse software lineup ranging from simple and less time consuming games to advanced and in-depth games for both handheld and console-type platforms.

OPERATING RESULTS

1. Review of operations

During the six-month period ended September 30, 2005, export sales expanded moderately and capital investments increased, indicating that the Japanese economic recovery is likely to continue. Overseas, the U.S. economy showed steady performance due to moderate expansion of domestic demand such as consumer spending and capital investment. The European economy began to show indications of improvement in the business environment as well. Despite the positive signs, economic recovery has just begun and uncertainty remains with concerns about the effect of the steep rise in prices of raw materials such as crude oil.

In the video game industry, the handheld game market performed well. On the other hand, the market for the current generation of console hardware is becoming saturated and is approaching a transitional phase to next generation consoles. As a result, the overall video game market generally showed a declining tendency.

This past spring, Nintendo introduced a software lineup known as "Touch! Generations" for the handheld-type hardware device "Nintendo DS". "Touch! Generations" titles expand the definition of video games and offer an unprecedented gaming experience that is easily accessible to anyone regardless of age or gender. The lineup includes titles that have attracted many female customers such as "Nintendogs", which allows the player to communicate with virtual puppies on the screen. Also, "Brain Training" and "Brain Flex", two titles that formed a new brain training genre, appealed to users of various ages including seniors. These titles each contributed to expanding a new market and drove a significant lift in sales of "Nintendo DS" hardware.

Consolidated net sales for the six-month period ended September 30, 2005 resulted in 176.3 billion yen, including overseas sales of 124.7 billion yen, which accounted for 70.7% of total sales. Income before income taxes and extraordinary items was 56.8 billion yen, which included a foreign exchange gain of 24.1 billion yen as a result of the revaluation of foreign currency assets. Net income was 36.6 billion yen.

With respect to sales by business category, the "Nintendo DS" software title "Nintendogs" sold 2.59 million units worldwide and helped to drive handheld game products in the electronic entertainment products division. The entire "Touch ! Generations" software lineup consisting of five titles (counting three "Nintendogs" titles as one) sold 4.18 million units worldwide. Other "Nintendo DS" software enjoyed favorable sales as well. In addition, "Game Boy Micro", a new smaller and lighter version of "Game Boy Advance", was launched in Japan. "Game Boy Micro" got off to a good start due to the synergy created by the re-release of the classic "Super Mario Brothers" in celebration of the twentieth anniversary of the launch of "Super Mario". In the console business, software titles for "Nintendo GameCube" such as "Mario Superstar Baseball", (a genuine baseball game with simple operation,) and the role playing game "Pokémon XD: Gale of Darkness", gained popularity, however, overall sales declined. In total, net sales in the electronic entertainment products division were 175.4 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 0.9 billion yen.

With respect to geographic segment information, sales in Japan were 179.9 billion yen including inter-segment sales of 125.5 billion yen. Operating income was 28.1 billion yen. Sales in the Americas were 74.6 billion yen including inter-segment sales of 0.8 billion yen. Operating loss was 1.7 billion yen. Sales in Europe were 45.0 billion yen. Operating income was 0.5 billion yen.

2. Annual outlook

Nintendo will continue to enhance the "Touch! Generations" initiative which began in Japan this spring, while at the same time expanding this type of software lineup into overseas markets as well. In addition, a completely new approach to online gaming, the "Nintendo Wi-Fi Connection", will kick-off worldwide. "Nintendo Wi-Fi Connection" is a wireless internet service for the Nintendo DS which has three key elements; "easy, safe, and charge-free". Nintendo expects to further expand the Nintendo DS business as customers recognize the outstanding game-play experience.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2006, net sales are 500.0 billion yen, operating income is 90.0 billion yen, income before income taxes and extraordinary items is 125.0 billion yen, net income is 75.0 billion yen. Estimated exchange rates for the second half of the fiscal year are 110.00 yen to the U.S. dollar and 135.00 yen to the euro.

As for the dividend, based on "2. Basic policy of profit distribution", if the company achieves the current forecast for the fiscal year ending March 31, 2006, the annual cash dividend per share will be 300 yen (70 yen at six-month end, 230 yen at fiscal year-end).

*Note: Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.
Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

FINANCIAL POSITION

Although inventory increased in preparation for the holiday season, total asstes decreased overall by 28.8 billion yen compared to the previous fiscal year-end to 1,103.6 billion yen. The decrease was due in part to reductions in cash and deposits resulting from payments for acquiring treasury stocks. Total liabilities decreased by 21.9 billion yen compared to the previous fiscal year-end primarily due to a decrease in accrued income taxes. Shareholders' equity decreased by 6.9 billion yen compared to the previous fiscal year-end to 914.5 billion yen as the acquisition of treasury stocks and cash dividend payment exceeded net income.

The ending balance of Cash and cash equivalents (collectively, Cash) as of September 30, 2005 was 603.2 billion yen versus 744.0 billion yen as of September 30, 2004. Net increase (decrease) of Cash and contributing factors during the six-month period ended September 30, 2005 are as follows:

Cash flows from operating activities:

Net Cash used in operating activities was 63.5 billion yen (26.3 billion yen provided during the six-month period ended September 30, 2004) mainly due to payment of 46.4 billion yen for income taxes and other decrease factors such as increases in foreign exchange gain and inventory.

Cash flows from investing activities:

Net Cash used in investing activities was 100.3 billion yen (13.4 billion yen provided during the six-month period ended September 30, 2004) due to increase in payments into time deposits.

Cash flows from financing activities:

Net Cash used in financing activities was 51.1 billion yen (52.2 billion yen used during the six-month period ended September 30, 2004) due to payment of 25.1 billion yen for acquiring treasury stocks and increase in dividend payment.

Cash flow index trend:

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	**Six months ended September 30, 2005**
Ratio of net worth to total assets	% 80.8	% 82.0	% 88.1	% 81.4	% **82.9**
Ratio of total market value of stocks to total assets	% 240.8	% 118.8	% 139.1	% 134.4	% **153.5**

[Notes] *Percentage figures are calculated on a consolidated basis.
*Total market value of stocks is calculated by multiplying closing price and number of outstanding stocks (excluding treasury stocks) at the end of the period.

RISK FACTORS

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.
Note that matters pertaining to the future presented herein are determined by Nintendo as of semi-annual consolidated fiscal period ended September 30, 2005.

(1) Risks around economic environment

・Fluctuation in foreign exchange rates
Nintendo distributes its products globally with overseas sales accounting for more than 70% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets including cash deposits denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings not only if foreign currencies were converted to Japanese yen but also if revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

(2) Risks around business activities

・Fluctuation of and competition in the market
Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, the availability of other forms of entertainment affects Nintendo's business. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. The emergence of new competitors resulting from technological innovation could have a detrimental impact as well.
In the video game industry, it may become even more difficult to generate profit as more research and development expenses and marketing expenses are required and as price competition intensifies with giant enterprises entering into the market. As a result, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

・Development of new products
Although Nintendo continues to develop innovative and appealing products in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:
① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② Hardware requires a long term development span. While technological advancements occur continuously, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in entertainment. Furthermore, in the case of a delayed launch, it is possible that market share could be adversely affected.
③ Due to the nature of Nintendo products, it may become difficult to sell or develop the products as planned which could lead to significant variances from income projections.

・Product valuation and adequate inventory procurement

Demand for products in the video game industry is significantly impacted by customers' preferences as well as seasonality characterized by short product life cycles and very high demand around the holiday season. Although production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain which may lead to the risk of excessive inventory. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial position.

・Overseas business expansion and international activities

Nintendo engages in business in territories such as The United States, Europe, Australia, and Asia. Expansion of business to these overseas markets involves risks such as ① unpredicted enforcement or amendments to laws or regulations, ② emergence of political or economic factors that prove to be a disadvantage, ③ inconsistency of multilateral taxation systems and diversity of tax law interpretation leading to a disadvantaged position, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from strikes, terrorist attacks, war, and other events.

・Dependency on outside manufacturers

Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their commercial failure, these manufacturers may not adequately provide or produce significant components or products. In addition, in periods of high demand, certain manufacturers may not have the capacity to provide the ordered amount of components. A shortage of key components could lead to issues such as margin decline due to higher pricing as well as insufficient product supply, and quality control. This may impair the relationship between Nintendo and its customers.
Furthermore, as there are many production locations overseas used by our suppliers, when production is interfered by events such as riots or natural disasters at the local area, it could have an adverse effect on Nintendo's operations and financial position.

・Business operations affected by seasonal fluctuation

Since a major portion of demand is focused around the holiday season, the demand is influenced by seasonal fluctuations. Should the Company fail to meet the period of high demand in any of its business activities, including but not restricted to the launch of attractive new products and supplying hardware, it would suffer unfavorable operating performance.

(3) Other risks

Other than set forth above, factors such as product liability, limitations of protecting intellectual property, leakage of personal information and confidential information, changes in accounting standards and taxation system, litigation, uncollectibility of trade accounts receivable and notes receivable, failure of financial institutions, and restrictions regarding environmental protection may adversely affect Nintendo's future performance and financial position.

CONSOLIDATED BALANCE SHEETS

Description \ Date	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
(Assets)						
I Current assets						
1 Cash and deposits	711,343		747,403		826,653	
2 Notes and trade accounts receivable	56,284		50,130		51,143	
3 Marketable securities	28,907		31,732		20,485	
4 Inventories	81,858		53,890		49,758	
5 Deferred income taxes	25,026		31,228		19,513	
6 Other current assets	55,006		40,054		28,217	
7 Allowance for doubtful accounts	(1,941)		(1,978)		(1,880)	
Total current assets	**956,487**	**86.7**	**952,460**	**87.4**	**993,891**	**87.8**
II Fixed assets						
1 Property, plant, and equipment						
(1) Buildings and structures	18,847		19,574		18,451	
(2) Land	32,327		32,272		32,069	
(3) Other current assets	4,075		3,428		3,898	
Total fixed assets	55,250	5.0	55,274	5.1	54,420	4.8
2 Intangible assets	334	0.0	314	0.0	354	0.0
3 Investments and other assets						
(1) Investments in securities	71,228		70,554		73,393	
(2) Deferred income taxes	8,299		10,276		10,155	
(3) Other investments and other assets	12,049		383		307	
(4) Allowance for doubtful accounts	(30)		(42)		(30)	
Total investments and other assets	91,546	8.3	81,171	7.5	83,825	7.4
Total fixed assets	**147,131**	**13.3**	**136,760**	**12.6**	**138,600**	**12.2**
Total	**1,103,618**	**100.0**	**1,089,221**	**100.0**	**1,132,492**	**100.0**

Description \ Date	As of September 30, 2005 Amount	%	As of September 30, 2004 Amount	%	As of March 31, 2005 Amount	%
	million yen		million yen		million yen	
(Liabilities)						
I Current liabilities						
1 Notes and trade accounts payable	106,849		91,550		111,045	
2 Accrued income taxes	34,759		45,939		51,951	
3 Reserve for bonuses	1,556		1,648		1,650	
4 Other current liabilities	41,314		51,950		40,801	
Total current liabilities	**184,479**	**16.7**	**191,089**	**17.6**	**205,449**	**18.1**
II Non-current liabilities						
1 Non-current accounts payable	990		632		461	
2 Reserve for employee retirement and severance benefits	3,415		4,587		3,074	
3 Reserve for directors' retirement and severance benefits	-		1,744		1,816	
Total non-current liabilities	**4,406**	**0.4**	**6,965**	**0.6**	**5,353**	**0.5**
Total liabilities	**188,885**	**17.1**	**198,054**	**18.2**	**210,802**	**18.6**
(Minority interests)						
Minority interests	**198**	**0.0**	**167**	**0.0**	**222**	**0.0**
(Shareholders' equity)						
I Common stock	**10,065**	**0.9**	**10,065**	**0.9**	**10,065**	**0.9**
II Additional paid-in capital	**11,584**	**1.0**	**11,584**	**1.1**	**11,584**	**1.0**
III Retained earnings	**1,043,275**	**94.5**	**1,001,442**	**91.9**	**1,032,834**	**91.2**
IV Unrealized gains on other securities	**9,558**	**0.9**	**6,040**	**0.6**	**7,194**	**0.7**
V Translation adjustments	**(4,890)**	**(0.4)**	**(8,288)**	**(0.8)**	**(10,315)**	**(0.9)**
VI Treasury stock, at cost	**(155,059)**	**(14.0)**	**(129,845)**	**(11.9)**	**(129,896)**	**(11.5)**
Total shareholders' equity	**914,533**	**82.9**	**890,999**	**81.8**	**921,466**	**81.4**
Total	**1,103,618**	**100.0**	**1,089,221**	**100.0**	**1,132,492**	**100.0**

CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six Months Ended September 30, 2005 Amount	%	Six Months Ended September 30, 2004 Amount	%	Year Ended March 31, 2005 Amount	%
	million yen		million yen		million yen	
I Net Sales	176,364	100.0	188,009	100.0	515,292	100.0
II Cost of Sales	103,454	58.7	98,454	52.4	298,115	57.9
Gross margin	**72,910**	**41.3**	**89,554**	**47.6**	**217,176**	**42.1**
III Selling, general, and administrative expenses	53,297	30.2	49,541	26.3	105,653	20.5
Operating income	**19,613**	**11.1**	**40,013**	**21.3**	**111,522**	**21.6**
IV Other income	37,342	21.2	42,492	22.6	37,868	7.4
1 Interest income	10,502		5,233		13,510	
2 Foreign exchange gain	24,151		36,102		21,848	
3 Other	2,689		1,156		2,509	
V Other expenses	131	0.1	3,287	1.8	4,098	0.8
1 Sales discount	114		100		304	
2 Equity in losses of non-consolidated subsidiary and affiliates	-		3,153		3,512	
3 Other	17		33		281	
Income before income taxes and extraordinary items	**56,824**	**32.2**	**79,218**	**42.1**	**145,292**	**28.2**
VI Extraordinary income	4,571	2.6	1,478	0.8	1,735	0.3
1 Reversal of allowance for doubtful accounts	44		1,469		1,735	
2 Reversal of loss on investments in securities	1,753		8		-	
3 Gain on sales of fixed assets	6		-		-	
4 Gain on sales of investments in securities	1,530		-		-	
5 Reversal of reserve for directors' retirement and severance benefits	1,236		-		-	
VII Extraordinary loss	252	0.1	19	0.0	1,625	0.3
1 Loss on disposal of fixed assets	18		19		13	
2 Loss on investments in securities	-		-		1,612	
3 Loss on sales of investments in securities	233		-		-	
Income before income taxes and minority interests	**61,144**	**34.7**	**80,676**	**42.9**	**145,402**	**28.2**
Provision for income taxes and enterprise taxes	29,335	16.6	40,834	21.7	53,766	10.4
Income taxes deferred	(4,793)	(2.7)	(6,537)	(3.5)	4,195	0.8
Minority interests	(23)	(0.0)	(65)	(0.0)	24	0.0
Net income	**36,625**	**20.8**	**46,445**	**24.7**	**87,416**	**17.0**

CONSOLIDATED STATEMENTS OF SURPLUS

Description / Period	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
	Amount	Amount	Amount
	million yen	million yen	million yen
(Additional paid-in capital)			
Ⅰ Additional paid-in capital - Beginning	**11,584**	**11,584**	**11,584**
Ⅱ Increase	**0**	**0**	**0**
1 Gain on disposal of treasury stock	0	0	0
Ⅲ Additional paid-in capital - Ending	**11,584**	**11,584**	**11,584**
(Retained earnings)			
Ⅰ Retained earnings - Beginning	**1,032,834**	**964,524**	**964,524**
Ⅱ Increase	**36,625**	**46,445**	**87,416**
1 Net income	36,625	46,445	87,416
Ⅲ Decrease	**26,185**	**9,527**	**19,105**
1 Cash dividends	26,015	9,357	18,463
2 Directors' bonuses	170	170	170
3 Decrease in retained earnings due to exclusion of affiliate with equity method applied	-	-	472
Ⅳ Retained earnings - Ending	**1,043,275**	**1,001,442**	**1,032,834**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description \ Period	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
	Amount	Amount	Amount
	million yen	million yen	million yen
I Cash flows from operating activities:			
Income before income taxes and minority interests	61,144	80,676	145,402
Depreciation and amortization	1,652	1,405	2,931
Increase (decrease) in allowance for doubtful accounts	(19)	(1,195)	(1,226)
Interest and dividends income	(10,945)	(5,516)	(14,100)
Interest expenses	0	0	0
Foreign exchange loss (gain)	(25,516)	(36,035)	(27,570)
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	(1,519)	3,153	3,512
Decrease (increase) in notes and trade accounts receivable	(3,517)	(19,628)	(21,062)
Decrease (increase) in inventories	(29,763)	(21,040)	(17,734)
Increase (decrease) in notes and trade accounts payable	(16,634)	18,111	48,687
Increase (decrease) in consumption taxes payable	(620)	(401)	189
Directors' bonuses paid	(170)	(170)	(170)
Other, net	(2,368)	8,319	(2,335)
Sub-total	(28,276)	27,680	116,523
Interest and dividends received	11,242	5,257	13,533
Interest paid	(0)	(0)	(0)
Income taxes paid	(46,489)	(6,575)	(13,485)
Net cash provided by (used in) operating activities	**(63,523)**	**26,361**	**116,571**
II Cash flows from investing activities:			
Increase in time deposits	(170,013)	(30,442)	(64,830)
Decrease in time deposits	63,261	52,216	72,973
Payments for acquisition of marketable securities	(11,558)	(19,144)	(31,560)
Proceeds from sale of marketable securities	16,013	29,848	39,963
Payments for acquisition of property, plant and equipment	(2,373)	(724)	(2,061)
Proceeds from sale of property, plant and equipment	88	4	12
Payments for investments in securities	(2,164)	(12,882)	(24,711)
Proceeds from investments in securities	6,014	-	2,524
Payments for investments in affiliates	-	(7,371)	(7,250)
Sales of business entities	-	1,085	1,072
Other, net	348	890	2,151
Net cash provided by (used in) investing activities	**(100,382)**	**13,480**	**(11,716)**
III Cash flows from financing activities:			
Payments for acquisition of treasury stock	(25,165)	(42,944)	(42,995)
Cash dividends paid	(25,986)	(9,350)	(18,455)
Other, net	1	2	3
Net cash provided by (used in) financing activities	**(51,150)**	**(52,292)**	**(61,447)**
IV Effect of exchange rate changes on cash and cash equivalents	**25,583**	**36,414**	**29,205**
V Net increase (decrease) of cash and cash equivalents	**(189,473)**	**23,963**	**72,613**
VI Cash and cash equivalents - Beginning	**792,727**	**720,114**	**720,114**
VII Cash and cash equivalents - Ending	**603,253**	**744,077**	**792,727**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation

Consolidated subsidiaries	18	Nintendo of America Inc.	NES Merchandising, Inc.
		NHR Inc.	HFI Inc.
		Nintendo of Canada Ltd.	Nintendo of Europe GmbH
		Nintendo France S.A.R.L.	Nintendo España, S.A.
		Nintendo Benelux B.V.	Nintendo Australia Pty. Ltd.
		Nintendo Phuten Co., Ltd.	Nintendo Technology Development Inc.
		Nintendo Software Technology Corporation	SiRAS.com Inc.
		Retro Studios, Inc.	Nintendo (Hong Kong) Ltd.
		ND CUBE Co., Ltd.	Brownie Brown Inc.

Nintendo (Hong Kong) Ltd. is newly consolidated because of capital investment.

Non-consolidated subsidiaries — 2: Fukuei Co., Ltd. A/N Software Inc.

Above two subsidiaries are both small in size and are excluded from consolidation as they do not have a significant impact on the consolidated financial statements in respect of combined assets, sales, net profit, and retained earnings.

2. Scope of equity method companies

Non-consolidated subsidiary with equity method applied — 1: A/N Software Inc.

Affiliates with equity method applied	7	The Pokémon Company	WARPSTAR, Inc.	Silicon Knights Inc.
		iKuni Inc.	iQue Ltd.	iQue (China) Ltd.
		The Baseball Club of Seattle, L.P.		

With respect to (equity method applied) companies with different six-month end from consolidated six-month end (i.e., September 30), their financial statements are used either as they are or based on appropriate provisional financial information.

3. Semi-annual consolidated accounting period

Although six-month periods of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. end on June 30, which are different from consolidated six-month end, their financial statements through that period are used for consolidation as the variance of six-month end are within three months (so-called three month rule applied). Important transactions between their six-month end and September 30 are reconciled for consolidation.

4. Accounting policies

(1) A valuation basis and method of important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(B) Derivatives

Market price method

(C) Inventories

Lower of cost, determined by the moving average method, or market

(2) Depreciation method for important fixed assets

(A) Tangible assets

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years
(B) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivables with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amount to be paid.

(C) Reserve for employee retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amount at the end of the six month period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

Actuarial calculation difference are processed collectively, mainly in the accrued year.

(Change in accounting procedure)

As of the semi-annual consolidated accounting period under review, the Company adopted the partial amendment of "Corporate Accounting Standard No. 6 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7", issued on March 16, 2005. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

(D) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized by the reporting company. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005, the amount is booked as part of non-current accounts payable.

(4) Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of semi-annual fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, balance sheets are translated into Japanese yen at exchange rates in effect at the balance sheet date for assets and liabilities. The average exchange rates for the semi-annual fiscal year are used for translation of revenue and expenses. The difference resulting from translation in this manner are shown as Minority Interests and Translation Adjustments in Shareholders' equity.

(5) Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions. Other finance leases are disclosed in the notes to Lease transactions information.

(6) Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

5. Funds in consolidated statements of cash flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which are able to be withdrawn at any time, and short-term investments which are able to be cashed easily, with little risk of value fluctuation, for which the term of redemption come within three months from the acquisition date.

NOTES

Consolidated balance sheets information:

Yen in Millions

	As of Sept. 30, 2005	As of Sept. 30, 2004	As of Mar. 31, 2005
Accumulated depreciation of tangible assets	**36,429**	36,336	36,821

Consolidated statements of cash flows information:

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

Yen in Millions

	As of Sept. 30, 2005	As of Sept. 30, 2004	As of Mar. 31, 2005
Cash and deposits account	**711,343**	747,403	826,653
Time deposits (over 3 months)	**(136,455)**	(27,534)	(39,784)
Short-term investment due within 3 months after acquisition	**28,365**	24,209	5,858
Cash and cash equivalents - Ending	**603,253**	744,077	792,727

SEGMENT INFORMATION

1. Segment information by business categories

Because the company operates predominantly in one industry segment which is accounted for over 90% of total sales, operating income and total assets, this information is not applicable to our business.

2. Segment information by seller's location

Six months ended September 30, 2005 — Yen in Millions

	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net Sales							
(1) Sales to third parties	54,400	73,764	45,041	3,158	176,364	-	176,364
(2) Inter-segment sales	125,529	878	6	32	126,446	(126,446)	-
Total	179,929	74,642	45,047	3,191	302,811	(126,446)	176,364
Cost of sales and selling, general, and administrative expenses	151,739	76,398	44,450	3,241	275,830	(119,078)	156,751
Operating income (loss)	28,190	(1,755)	596	(50)	26,981	(7,367)	19,613

Six months ended September 30, 2004 — Yen in Millions

	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net Sales							
(1) Sales to third parties	48,688	96,639	40,415	2,265	188,009	-	188,009
(2) Inter-segment sales	134,346	748	7	63	135,165	(135,165)	-
Total	183,035	97,387	40,422	2,329	323,175	(135,165)	188,009
Cost of sales and selling, general, and administrative expenses	135,924	94,950	39,420	2,580	272,876	(124,880)	147,996
Operating income (loss)	47,111	2,436	1,001	(251)	50,298	(10,285)	40,013

Year ended March 31, 2005 — Yen in Millions

	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net Sales							
(1) Sales to third parties	131,102	256,119	121,353	6,717	515,292	-	515,292
(2) Inter-segment sales	311,941	1,880	9	99	313,931	(313,931)	-
Total	443,043	257,999	121,363	6,817	829,224	(313,931)	515,292
Cost of sales and selling, general, and administrative expenses	343,430	250,684	117,882	6,867	718,865	(315,095)	403,769
Operating income (loss)	99,613	7,314	3,480	(50)	110,359	1,163	111,522

3. Overseas sales

Six months ended September 30, 2005 — Yen in Millions

	The Americas	Europe	Other	Total
I Overseas sales	74,137	45,048	5,548	124,733
II Consolidated net sales				176,364
III Ratio of overseas sales to consolidated net sales	42.0%	25.5%	3.2%	70.7%

Six months ended September 30, 2004 — Yen in Millions

	The Americas	Europe	Other	Total
I Overseas sales	97,056	40,424	3,003	140,484
II Consolidated net sales				188,009
III Ratio of overseas sales to consolidated net sales	51.6%	21.5%	1.6%	74.7%

Year ended March 31, 2005 — Yen in Millions

	The Americas	Europe	Other	Total
I Overseas sales	256,968	121,371	9,883	388,223
II Consolidated net sales				515,292
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

As of September 30, 2005

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	**14,990**	**29,793**	**14,802**
Bonds	**32,319**	**33,601**	**1,281**
Total	**47,309**	**63,394**	**16,084**

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	**15,421**

(2) Other securities

Preferred subscription certificate	**11,000**

As of September 30, 2004

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	19,708	29,476	9,768
Bonds	19,824	20,122	297
Total	39,533	49,599	10,066

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	29,522

(2) Other securities

Preferred subscription certificate	11,000
Unlisted bonds	3,665

As of March 31, 2005

Yen in Millions

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	19,708	30,656	10,948
Bonds	32,455	31,945	(509)
Total	52,163	62,602	10,438

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	11,933

(2) Other securities

Preferred subscription certificate	11,000

DERIVATIVE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

PRODUCTION, ORDERS, AND SALES INFORMATION

Production

Yen in Millions

Business Category	Main Products	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Electronic Entertainment Products	Hardware			
	Handheld	109,922	88,503	227,586
	Console	10,927	20,687	48,130
	Others	5,232	12,593	27,100
	Hardware Total	126,082	121,784	302,817
	Software			
	Handheld	63,495	69,805	148,744
	Console	25,931	33,605	85,240
	Software Total	89,426	103,410	233,984
	Total	215,509	225,195	536,801
Other	Playing Cards, Karuta etc.	557	739	1,340
Total		216,066	225,934	538,142

Orders

Yen in Millions

Business Category	Main Products	Six Months Ended September 30, 2005		Six Months Ended September 30, 2004		Year Ended March 31, 2005	
		Orders received	Orders in hand	Orders received	Orders in hand	Orders received	Orders in hand
Electronic Entertainment Products	Handheld	30,131	11,076	28,681	9,648	49,931	2,663
	Console	6,784	1,464	8,647	1,121	19,803	113
Total		36,916	12,541	37,329	10,770	69,734	2,777

Sales

Yen in Millions

Business Category	Main Products	Six Months Ended September 30, 2005	Six Months Ended September 30, 2004	Year Ended March 31, 2005
Electronic Entertainment Products	Hardware			
	Handheld	74,888	61,321	206,697
	Console	8,590	16,145	41,989
	Others	11,043	16,316	41,690
	Hardware Total	94,522	93,783	290,378
	Software			
	Handheld	59,063	65,117	145,604
	Console	20,723	26,750	74,429
	Royalty and content income	1,143	1,310	2,671
	Others	10	0	0
	Software Total	80,940	93,177	222,705
	Total	175,462	186,961	513,084
Other	Playing Cards, Karuta etc.	902	1,048	2,208
Total		176,364	188,009	515,292

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd.

FASF MEMBERSHIP

November 24, 2005

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Non-consolidated results for the six months ended September 2004 and 2005, and year ended March 31, 2005

(1) Non-consolidated operating results (Amounts below one million are rounded down)

	Net Sales		Operating Income		Income before Income Taxes and Extraordinary Items	
	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '05	179,919	(1.7)	28,116	(40.5)	61,651	(30.4)
Six months ended Sept. 30, '04	183,035	5.9	47,270	55.3	88,527	-
Year ended Mar. 31, '05	443,044		99,554		134,123	

	Net Income		Net Income per Share
	million yen	%	yen
Six months ended Sept. 30, '05	39,607	(26.1)	305.33
Six months ended Sept. 30, '04	53,608	-	402.82
Year ended Mar. 31, '05	80,005		606.65

[Note] Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous semi-annual accounting period.

(2) Cash dividend

	Interim Cash Dividend per Share	Annual Cash Dividend per Share
	yen	yen
Six months ended Sept. 30, '05	70.00	-
Six months ended Sept. 30, '04	70.00	-
Year ended Mar. 31, '05	-	270.00

(3) Non-consolidated financial position

	Total Assets	Shareholders' Equity	Ratio of Net Worth to Total Assets	Shareholders' Equity per Share
	million yen	million yen	%	yen
As of Sept. 30, '05	964,262	812,372	84.2	6,350.75
As of Sept. 30, '04	959,898	803,355	83.7	6,175.78
As of Mar. 31, '05	998,208	821,749	82.3	6,316.08

2. Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

	Net Sales	Income before Income Taxes and Extraordinary Items	Net Income	Annual Cash Dividend per Share	
				Year-End	
	million yen	million yen	million yen	yen	yen
Year ending Mar. 31, '06	390,000	95,000	60,000	70.00～	140.00～

Estimated annual earnings per share: 464.44 yen

* With respect to this forecast, please refer to page 4 for the forward-looking conditions and other related matters.

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
(Assets)						
I Current assets						
1 Cash and deposits	624,706		650,178		717,758	
2 Notes receivable	113		616		1,393	
3 Trade accounts receivable	84,988		80,899		69,786	
4 Inventories	21,717		13,195		16,039	
5 Deferred income taxes	15,049		19,448		12,989	
6 Other current assets	65,463		39,279		33,358	
7 Allowance for doubtful accounts	(85)		(136)		(65)	
Total current assets	**811,953**	**84.2**	**803,480**	**83.7**	**851,259**	**85.3**
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings and structures	13,254		13,893		13,575	
(2) Land	25,182		25,249		25,249	
(3) Other current assets	1,721		1,457		1,744	
Total fixed assets	40,158	4.2	40,600	4.2	40,569	4.1
2 Intangible assets	285	0.0	241	0.0	296	0.0
3 Investments and other assets						
(1) Investments in securities	63,883		63,961		67,908	
(2) Investments in affiliates	29,440		39,788		29,342	
(3) Deferred income taxes	6,623		11,553		8,614	
(4) Other investments and other assets	14,513		2,897		2,864	
(5) Allowance for doubtful accounts	(2,596)		(2,625)		(2,647)	
Total investments and other assets	111,864	11.6	115,575	12.1	106,082	10.6
Total fixed assets	**152,308**	**15.8**	**156,418**	**16.3**	**146,948**	**14.7**
Total	**964,262**	**100.0**	**959,898**	**100.0**	**998,208**	**100.0**

Description \ Date	As of September 30, 2005 Amount	%	As of September 30, 2004 Amount	%	As of March 31, 2005 Amount	%
	million yen		million yen		million yen	
(Liabilities)						
I Current liabilities						
1 Notes payable	2,748		7,926		4,063	
2 Trade accounts payable	101,250		81,345		102,434	
3 Other accounts payable	10,909		10,082		11,994	
4 Accrued income taxes	27,545		38,899		44,724	
5 Reserve for bonuses	1,556		1,648		1,650	
6 Other current liabilities	6,889		12,666		9,312	
Total current liabilities	**150,899**	**15.7**	**152,567**	**15.9**	**174,180**	**17.5**
II Non-current liabilities						
1 Non-current accounts payable	990		632		461	
2 Reserve for employee retirement and severance benefits	-		1,597		-	
3 Reserve for directors' retirement and severance benefits	-		1,744		1,816	
Total non-current liabilities	**990**	**0.1**	**3,975**	**0.4**	**2,278**	**0.2**
Total liabilities	**151,889**	**15.8**	**156,542**	**16.3**	**176,459**	**17.7**
(Shareholders' equity)						
I Common stock	**10,065**	**1.0**	**10,065**	**1.1**	**10,065**	**1.0**
II Additional paid-in capital						
1 Capital reserve	11,584		11,584		11,584	
2 Other additional paid-in capital	0		0		0	
Total additional paid-in capital	**11,584**	**1.2**	**11,584**	**1.2**	**11,584**	**1.2**
III Retained earnings						
1 Legal reserve	2,516		2,516		2,516	
2 Optional reserve	810,044		760,046		760,046	
3 Unappropriated	123,662		142,947		160,238	
Total retained earnings	**936,223**	**97.1**	**905,510**	**94.3**	**922,801**	**92.4**
IV Unrealized gains on other securities	**9,557**	**1.0**	**6,040**	**0.6**	**7,194**	**0.7**
V Treasury stock, at cost	**(155,059)**	**(16.1)**	**(129,845)**	**(13.5)**	**(129,896)**	**(13.0)**
Total shareholders' equity	**812,372**	**84.2**	**803,355**	**83.7**	**821,749**	**82.3**
Total	**964,262**	**100.0**	**959,898**	**100.0**	**998,208**	**100.0**

NON-CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Six Months Ended September 30, 2005 Amount	%	Six Months Ended September 30, 2004 Amount	%	Year Ended March 31, 2005 Amount	%
	million yen		million yen		million yen	
I Net Sales	179,919	100.0	183,035	100.0	443,044	100.0
II Cost of Sales	122,027	67.8	111,225	60.8	294,661	66.5
Gross margin	**57,892**	**32.2**	**71,810**	**39.2**	**148,382**	**33.5**
III Selling, general, and administrative expenses	29,775	16.6	24,539	13.4	48,828	11.0
Operating income	**28,116**	**15.6**	**47,270**	**25.8**	**99,554**	**22.5**
IV Other income	33,717	18.8	41,387	22.6	34,988	7.9
1 Interest income	8,584		4,086		10,755	
2 Foreign exchange gain	23,817		36,301		22,118	
3 Other	1,316		999		2,114	
V Other expenses	182	0.1	131	0.0	419	0.1
1 Sales discount	171		125		400	
2 Other	11		5		18	
Income before income taxes and extraordinary items	**61,651**	**34.3**	**88,527**	**48.4**	**134,123**	**30.3**
VI Extraordinary income	4,527	2.5	871	0.4	1,432	0.3
VII Extraordinary loss	252	0.2	-	-	1,820	0.4
Income before income taxes and minority interests	**65,926**	**36.6**	**89,398**	**48.8**	**133,736**	**30.2**
Provision for income taxes and enterprise taxes	28,003	15.6	38,418	21.0	47,751	10.8
Income taxes deferred	(1,683)	(1.0)	(2,629)	(1.5)	5,979	1.3
Net income	**39,607**	**22.0**	**53,608**	**29.3**	**80,005**	**18.1**
Retained earnings brought forward	84,055		89,338		89,338	
Interim dividend	-		-		9,105	
Unappropriated retained earnings	**123,662**		**142,947**		**160,238**	

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A valuation basis and method of assets

(1) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

(2) Derivatives

Market price method

(3) Inventories

Lower of cost, determined by the moving average method, or market

2. Depreciation method of fixed assets

(1) Tangible assets

Declining balance method (Some equipment is depreciated over economic useful lives.)

Buildings (exclusive of structures) acquired on or after April 1, 1998 are depreciated using the straight-line method.

Estimated useful lives of the principal assets are as follows:

Buildings : 3 to 50 years

(2) Intangible assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

3. Allowance and reserve

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of potential bad debts.

(2) Reserve for bonuses

The reserve for bonuses is calculated with estimated prorated amount to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially projected amount at the end of the six-month period, on the basis of the cost of retirement benefits and plan assets at the end of the current fiscal year.

Actuarial calculation difference are processed collectively, mainly in the accrued year.

(Change in accounting procedure)

As of the semi-annual consolidated accounting period under review, the Company adopted the partial amendment of Corporate Accounting Standard No. 6 regarding Employee Retirement and Severance Benefits and its application guidelines No. 7, issued on March 16, 2005. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

(4) Reserve for directors' retirement and severance benefits

In order to prepare for granting retirement allowances to directors and auditors, provisions based on regulations regarding payment of retirement allowances to directors and auditors have been recognized. At the Annual General Meeting of Shareholders held on June 29, 2005, the discontinuance of the directors and auditors retirement allowance system was approved along with payment of a final allowance to directors and auditors who took office until that time. Since the final allowances are to be paid at the time of retirement based on each director or auditor's tenure as of June 29, 2005 , the amount is booked as part of non-current accounts payable.

4. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income.

5. Lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

6. Other

Consumption tax

The consumption tax and the provincial consumption tax are recorded as asset / liability when they are paid / received.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Yen in Millions

Balance sheets information:

	As of Sept. 30 2005	As of Sept. 30 2004	As of Mar. 31 2005
Accumulated depreciation of tangible assets	**22,631**	22,853	23,529
Guaranteed liabilities	**3,413**	-	3,377
<US$ in thousands>	*<US$30,155>*		*<US$31,450>*

Statements of income information:

Yen in Millions

	Six Months Ended Sep. 30, 2005	Six Months Ended Sep. 30, 2004	Year Ended Mar. 31, 2005
Depreciation and amortization			
Tangible assets	**924**	656	1,518
Intangible assets	**42**	32	69

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

None of shares of subsidiaries or affiliates have market value as of September 30, 2004 and 2005 and year ended March 31, 2005.

SUPPLEMENTARY INFORMATION

Nintendo Co., Ltd.

1. Consolidated Sales Information

Consolidated sales units, number of new titles, and forecast

Sales Units in Ten Thousands
Number of New Titles Released

			Six Months Apr.-Sept. '05	Six Months Apr.-Sept. '04	Twelve Months Apr. '04-Mar. '05	Life-to-Date Sept. '05	Forecast Apr. '05-Mar. '06
Game Boy Advance	Hardware	Japan	57	135	234	1,612	
		The Americas	168	380	856	3,505	
		Other	100	158	449	1,887	
		Total	325	673	1,540	7,004	1,100 *
of which Game Boy Advance SP		Japan	16	134	232	616	
		The Americas	139	368	791	1,808	
		Other	98	151	440	1,008	
		Total	253	653	1,464	3,432	
of which Game Boy Micro		Japan	41	-	-	41	
		The Americas	29	-	-	29	
		Other	0	-	-	0	
		Total	70	-	-	70	
	Software	Japan	353	920	1,554	6,607	
		The Americas	1,758	2,179	5,077	16,482	
		Other	665	691	1,826	6,524	
		Total	2,776	3,790	8,457	29,612	5,500
	New Titles	Japan	38	86	165	732	
		The Americas	90	103	181	786	
		Other	83	52	135	708	
Nintendo DS	Hardware	Japan	150	-	212	363	
		The Americas	68	-	219	287	
		Other	139	-	95	234	
		Total	357	-	527	883	1,200
	Software	Japan	531	-	382	913	
		The Americas	456	-	475	932	
		Other	343	-	192	535	
		Total	1,330	-	1,049	2,380	4,000
	New Titles	Japan	45	-	26	71	
		The Americas	34	-	18	52	
		Other	26	-	16	42	
Nintendo GameCube	Hardware	Japan	4	14	34	384	
		The Americas	63	99	261	1,109	
		Other	14	26	98	438	
		Total	81	140	392	1,931	240
	Software	Japan	134	204	509	2,532	
		The Americas	975	1,243	3,318	10,752	
		Other	213	362	1,015	3,667	
		Total	1,322	1,809	4,842	16,951	3,000
	New Titles	Japan	16	16	43	247	
		The Americas	40	50	99	465	
		Other	25	33	80	382	

[Notes] New titles-Other include new titles in the European and Australian markets.
* This forecast is the combined total of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro.

2. Other Consolidated Information

Yen in Millions

		Six Months Apr.-Sept. '05	Six Months Apr.-Sept. '04	Twelve Months Apr. '04-Mar. '05	Forecast Apr. '05-Mar. '06
Capital investments		2,447	1,454	4,502	6,300
Depreciation expenses of tangible assets		1,577	1,335	2,783	3,700
Research and development costs		14,815	10,882	20,513	33,000
Marketing expenses		21,171	22,532	53,756	54,000
Number of employees		3,151	3,018	3,013	
Average exchange rate	US$1.00=	¥109.48	¥109.86	¥107.55	
	EUR1.00=	¥135.64	¥133.32	¥135.19	

3. Balance of assets in major foreign currencies without exchange contract (non-consolidated)

U.S. Dollars/Euros in Millions

		Sept. 30, '05 Ending Balance	Sept. 30, '04 Ending Balance	Mar. 31, '05 Ending Balance	Mar. 31, 2006 Est. exchange rate
US$	Cash and Deposits	2,887	4,191	5,168	
	Accounts Receivable	460	492	345	
EUR	Cash and Deposits	728	565	400	
	Accounts Receivable	165	155	172	
Exchange rate at end of period	US$1.00=	¥113.19	¥111.05	¥107.39	¥110.00
	EUR1.00=	¥136.12	¥137.04	¥138.87	¥135.00

File No. 82-2544

Financial Result Briefing for the Six-month Period Ended September 2005

Nintendo®

2005/11/25

Nintendo IR Reference Material of the Six-month Period Ended September 2005

Highlights of the Six-month Period Ended September 2005

*Among software titles for the handheld-type device "Nintendo DS", titles known as "Touch! Generations" (i.e. "Nintendogs", "Brain Training", "Brain Flex", "DS Rakubikijiten", and "Electroplankton") sold 4.18 million units. "Nintendogs", which launched in Japan, The United States, and Australia during April, August, and September respectively, sold exceptionally well, with sales in these three territories reaching a total of 2.59 million units. In Europe, "Nintendogs" was launched during October.

*The "Game Boy Advance" software title "Pokémon Emerald", which launched in Japan during September 2004, and in the United States this May, enjoyed extremely favorable sales. Worldwide cumulative sales were 3.27 million units.

*"Game Boy Micro", Nintendo's first ever handheld-type game device to have an aluminum body, is ultimately small in size and weight and plays all existing "Game Boy Advance" software. Launched in Japan on September 13, 2005 with a suggested retail price of 12,000 yen, "Game Boy Micro" got off to a good start due to the synergy created by the re-release of the classic "Super Mario Brothers", in celebration of the twentieth anniversary of the launch of "Super Mario".

*In conformity with the Board of Directors resolution, the Company bought back approximately 2.15 million shares of treasury stocks worth about 25.1 billion yen.

*Due to the effect of the depreciated yen against the U.S. dollar and Euro, foreign exchange gain was about 24.1 billion yen.

Total Sales Units of Major Software Titles (Six-month Period Ended September 2005)

Sales Units In Ten Thousands

		Worldwide Apr. - Sept. '05
Game Boy Advance	Pokémon Emerald	165
Nintendo DS	Nintendogs	259

Total Software Sales by Franchise Character

Sales Units in Ten Thousands

		Worldwide Life-to-Date through Sept. '05
Super Mario Series	Handheld Games (11 Titles)	6,098
	Console Games (10 Titles)	12,201
	Total	18,299
The Legend of Zelda Series	Handheld Games (8 Titles)	1,551
	Console Games (7 Titles)	3,137
	Total	4,688
Donkey Kong Series	Handheld Games (10 Titles)	1,672
	Console Games (13 Titles)	3,044
	Total	4,716
Pokémon Series	Handheld Games (12 Titles)	10,341

Launch Dates of Primary NINTENDO Products by Region (Apr. 2005- Sept. 2005)

		Game Boy Advance		Nintendo DS		Nintendo GameCube	
Region	Category	Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Hardware)	Game Boy Micro	Sept. 13, '05				
	(Software)	The Tower SP	Apr. 28, '05	Electroplankton	Apr. 7, '05	Fire Emblem: Path of Radiance	Apr. 20, '05
		Donkey Kong: King of Swing	May 19, '05	Nintendogs Dachshund & Friends	Apr. 21, '05	Metroid Prime 2 Dark Echoes	May 26, '05
		Nonono Puzzle Chairian	Jun. 16, '05	Nintendogs Chihuahua & Friends	Apr. 21, '05	Chibi-Robo!	Jun. 23, '05
		Super Mario Brothers (re-release)	Sept. 13, '05	Nintendogs Shiba Inu & Friends	Apr. 21, '05	Dance Dance Revolution with MARIO	Jul. 14, '05
		Dr. Mario & Puzzle League	Sept. 13, '05	Brain Training	May 19, '05	Mario Superstar Baseball	Jul. 21, '05
		Mario Tennis: Power Tour	Sept. 13, '05	DS Rakubikijiten	Jun. 16, '05	Pokémon XD: Gale of Darkness	Aug. 4, '05
		Drill Dozer	Sept. 22, '05	Advance Wars: Dual Strike	Jun. 23, '05		
				Brain Flex	Jun. 30, '05		
				Osu! Tatakae! Oendan!	Jul. 28, '05		
				JUMP SUPER STARS	Aug. 8, '05		
The Americas	(Hardware)	Game Boy Micro	Sept. 19, '05				
	(Software)	Pokémon Emerald	May 1, '05	Polarium	Apr. 18, '05	Donkey Konga 2	May 9, '05
		Fire Emblem: The Sacred Stones	May 23, '05	Kirby: Canvas Curse	Jun. 13, '05	Geist	Aug. 15, '05
		WarioWare: Twisted!	May 23, '05	Meteos	Jun. 27, '05	Mario Superstar Baseball	Aug. 29, '05
		Yoshi Topsy-Turvy	Jun. 13, '05	Advance Wars: Dual Strike	Aug. 22, '05	Battalion Wars	Sept. 19, '05
		Dynasty Warriors Advance	Aug. 29, '05	Nintendogs Dachshund & Friends	Aug. 22, '05		
		Donkey Kong: King of Swing	Sept. 19, '05	Nintendogs Chihuahua & Friends	Aug. 22, '05		
				Nintendogs Lab & Friends	Aug. 22, '05		
				Trace Memory	Sept. 26, '05		
Europe	(Software)	Yoshi's Universal Gravitation	Apr. 22, '05	Yoshi Touch & Go	May 6, '05	Star Fox Assault	Apr. 29, '05
		Kingdom Hearts: Chain of Memories	May 6, '05	Ridge Racer DS	Jun. 3, '05	Donkey Konga 2	Jun. 3, '05
		Mario Party Advance	Jun. 10, '05	Another Code: Two Memories	Jun. 24, '05		
				Meteos	Sept. 23, '05		
				Advance Wars: Dual Strike	Sept. 30, '05		

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Software by Region (Oct. 2005 -)

Game Boy Advance		Nintendo DS		Nintendo GameCube	
Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan					
Tsukin Hitofude	Oct. 13, '05	Super Princess Peach	Oct. 20, '05	Battalion Wars	Oct. 27, '05
Pokémon Fushigino Dungeon Akano Kyujotai	Nov. 17, '05	Pokémon Toroze	Oct. 20, '05	Mario Party 7	Nov. 10, '05
Donkey Kong Country 3	Dec. 1, '05	Daredemo Asobi Taizen	Nov. 3, '05	Densetsu no Kuizuo Ketteisen	Dec. 8, '05
Earth Bound 3	Spring/2006	True Swing Golf	Nov. 10, '05	Super Mario Strikers	Jan. 19, '06
New Series (7 titles)	2006	Pokémon Fushigino Dungeon Aono Kyujotai	Nov. 17, '05	Baten Kaitos 2	Feb. 23, '06
		Animal Crossing: Wild World	Nov. 23, '05	Kirby (tentative title)	2006
		Hamtaro NazoNazoQ Kumonoue? Jo	Dec. 1, '05	The Legend of Zelda (tentative title)	2006
		Mario Kart DS	Dec. 8, '05	Odama	2006
		Mario & Luigi: Partners in Time	Dec. 29, '05	Eye Shield 21 (tentative title)	TBD
		Brain Training 2	Dec. 29, '05	Geist (tentative title)	TBD
		Metroid Prime Pinball	Jan. 19, '06		
		English Training	Jan. 26, '06		
		Eye Shield 21 Max Devil Power!	Feb. 2006		
		Magical Vacation Itsutsuno Hoshi ga Narabu Toki	2006		
		New Super Mario Brothers	2006		
		Metroid Prime Hunters (tentative title)	2006		
		Pokémon Diamond	2006		
		Pokémon Pearl	2006		
		Pokémon Ranger	2006		
		Mario Basketball 3 on 3 (tentative title)	2006		
		Custom Robo DS (tentative title)	2006		
		Densetsu-no-Stafy 4 (tentative title)	2006		
		Kaito Wario (tentative title)	2006		
The Americas					
Donkey Kong Country 3	Nov. 7, '05	Metroid Prime Pinball	Oct. 24, '05	Pokémon XD: Gale of Darkness	Oct. 3, '05
Dr. Mario & Puzzle League	Dec. 5, '05	Mario Kart DS	Nov. 14, '05	Fire Emblem: Path of Radiance	Oct. 17, '05
Mario Tennis: Power Tour	Dec. 5, '05	Mario & Luigi: Partners in Time	Nov. 28, '05	Dance Dance Revolution with MARIO	Oct. 24, '05
Final Fantasy IV	Dec. 12, '05	Animal Crossing: Wild World	Dec. 5, '05	Mario Party 7	Nov. 7, '05
Drill Dozer	Feb. 6, '06	Electroplankton	Jan. 9, '06	Super Mario Strikers	Dec. 5, '05
Tales of Phantasia	Mar. 6, '06	True Swing Golf	Jan. 23, '06	Chibi-Robo!	Feb. 6, '06
		Super Princess Peach	Feb. 27, '06	Odama	Mar. 6, '06
		Metroid Prime Hunters (tentative title)	Mar. 20, '06	The Legend of Zelda (tentative title)	2006
		New Super Mario Brothers	2006	Kirby (tentative title)	TBD
		Brain Training	2006		
		Brain Flex	2006		
Europe					
Pokémon Emerald	Oct. 21, '05	Nintendogs Dachshund & Friends	Oct. 7, '05	Dance Dance Revolution with MARIO	Oct. 28, '05
Fire Emblem: The Sacred Stones	Nov. 4, '05	Nintendogs Chihuahua & Friends	Oct. 7, '05	Fire Emblem: Path of Radiance	Nov. 4, '05
Donkey Kong Country 3	Nov. 4, '05	Nintendogs Lab & Friends	Oct. 7, '05	Mario Superstar Baseball	Nov. 11, '05
Dr. Mario & Puzzle League	Nov. 4, '05	Nintendo Touch Golf: Birdie Challenge	Nov. 25, '05	Pokémon XD: Gale of Darkness	Nov. 18, '05
Mario Power Tennis	Nov. 18, '05	Mario Kart DS	Nov. 25, '05	Mario Smash Football	Nov. 18, '05
Dynasty Warriors Advance	Dec. 2, '05	Kirby: Power Paintbrush	Nov. 25, '05	Battalion Wars	Dec. 9, '05
WarioWare: Twisted!	Feb. 24, '06	Mario & Luigi: Partners in Time	Jan. 27, '06	Mario Party 7	Jan. 27, '06
		Animal Crossing: Wild World	Mar. 31, '06	Odama	Mar. 31, '06
		Trauma Centre: Under the Knife	Mar. 2006	The Legend of Zelda (tentative title)	2006
		Brain Training	2006		
		Brain Flex	2006		

Upcoming Third-Party Software Lineup

Game Boy Advance

Japan

Title	Third-Party Publisher	Launch Date
Kuniokun Nekketsu Collection 2	Atlus	Oct. 27, '05
Frontier Stories	Marvelous Interactive	Oct. 27, '05
Rockman Exe 6: Dennouju Gureiga	Capcom	Nov. 23, '05
Rockman Exe 6: Dennouju Faruza	Capcom	Nov. 23, '05
Konijikinogasshuberu!! Yujonodengeki Dream Tag Tournament	Banpresto	Nov. 24, '05
Sugar Sugar Rune Heart ga Ippai!	Bandai	Dec. 8, '05
Summon Night Kurafuto Sword Story Hajimari no Ishi	Banpresto	Dec. 8, '05
Chicken Little	D3	Dec. 15, '05
Final Fantasy 4	Square Enix	Dec. 2005

Overseas

Title	Third-Party Publisher	Launch Date
Gunstar Super Heroes	Sega	Oct. 2005
Fantastic 4: Flame On	Activision	Nov. 2005
Disney/Walden Media's The Chronicles of Narnia: The Lion, The Witch and the Wardrobe	Buena Vista Games	Nov. 2005
Hi Hi Puffy AmiYumi: Kaznapped	D3	Nov. 2005
Harry Potter and the Goblet of Fire	Electronic Arts	Nov. 2005
Need for Speed Most Wanted	Electronic Arts	Nov. 2005
Kong: The 8th Wonder of the World	Ubisoft	Nov. 2005
Dragon Ball Z: Legacy of Goku 1& 2	Atari	Dec. 2006
Shrek and Shark Tale: 2 Movies in 1	Majesco	2005/Q4
Winx Club (TM)	Konami	Jan. 2006
Curious George	Namco	Feb. 2006
Sudoku	Mastiff	Mar. 2006

Nintendo DS

Japan

Title	Third-Party Publisher	Launch Date
Viewtiful Joe Scratch!	Capcom	Nov. 2, '05
Sonic Rush	Sega	Nov. 23, '05
Harry Potter and the Goblet of Fire	Electronic Arts	Nov. 26, '05
Pawapurokun Pocket 8	Konami	Dec. 1, '05
Suraimu Morimori Dragon Quest 2 Daisenshyadan to Shippogundan	Square Enix	Dec. 1, '05
Super Monkey Ball DS	Sega	Dec. 1, '05
Zoid Saga DS legend of arcadia	Tomy	Dec. 1, '05
Futari ha Purikyua Chikara o Awasete Daibatoru	Bandai	Dec. 1, '05
Dragon Ball Z Bukuu Ressen	Bandai	Dec. 1, '05
The Sims 2 Hachamecha Hotel Life	Electronic Arts	Dec. 8, '05
Kochuoja Mushi King Greatest Champion eno Michi	Sega	Dec. 8, '05
Bokujo Monogatari Korobokkuru Station for Girl	Marvelous Interactive	Dec. 8, '05
Puyo Puyo Fever 2 (chu!)	Sega	Dec. 24, '05

Overseas

Title	Third-Party Publisher	Launch Date
Tony Hawk's American Sk8Land	Activision	Nov. 2005
Dragon Ball Z: Supersonic Warriors 2	Atari	Nov. 2005
Disney/Walden Media's The Chronicles of Narnia: The Lion, The Witch and the Wardrobe	Buena Vista Games	Nov. 2005
Viewtiful Joe Double Trouble	Capcom	Nov. 2005
Harry Potter and the Goblet of Fire	Electronic Arts	Nov. 2005
Need for Speed: Most Wanted	Electronic Arts	Nov. 2005
Peter Jackson's King Kong	Ubisoft	Nov. 2005
Dragon Booster (TM)	Konami	Dec. 2005
Battles of Prince of Persia	Ubisoft	Dec. 2005
ATV Quad Frenzy	Majesco	2005/Q4
Top Gun	Mastiff	Feb. 2006
Feel The Magic 2	Sega	Feb. 2006
Hi Hi Puffy AmiYumi: Kaznapped	D3	Mar. 2006
Tamagotchi	Bandai	2006/Q1
MageKnight Destiny's Soldier	Namco	2006/Q1

Nintendo GameCube

Japan

Title	Third-Party Publisher	Launch Date
Zoids Full Metal Crush	Tomy	Oct. 27, '05
Bokujo Monogatari Shiawaseno Uta for World	Marvelous Interactive	Nov. 10, '05
NARUTO-Gekitou Ninja Taisen! 4	Tomy	Nov. 21, '05
One Piece Pirates Carnival	Bandai	Nov. 23, '05
SSX On Tour with Mario	Electronic Arts	Nov. 24, '05
Harry Potter and the Goblet of Fire	Electronic Arts	Nov. 26, '05
SD Gundam Gachapon Wars	Bandai	Dec. 1, '05
Crash Bandicoot Gacchanko World	Vivendi Universal	Dec. 1, '05
Bleach GC Tasogareni Mamieru Shinigami	Sega	Dec. 8, '05
Shadow the Hedgehog	Sega	Dec. 15, '05
Konijikinogasshuberu!! Go!Go! Mamono Fight!!	Bandai	Dec. 15, '05
Chicken Little	D3	Dec. 15, '05
Need for Speed Most Wanted	Electronic Arts	Dec. 22, '05

Overseas

Title	Third-Party Publisher	Launch Date
Lego Star Wars: The Video Game	Eidos	Oct. 2005
True Crime New York City	Activision	Nov. 2005
Call of Duty 2: Big Red One	Activision	Nov. 2005
Disney/Walden Media's The Chronicles of Narnia: The Lion, The Witch and the Wardrobe	Buena Vista Games	Nov. 2005
Harry Potter and the Goblet of Fire	Electronic Arts	Nov. 2005
James Bond: From Russia With Love	Electronic Arts	Nov. 2005
Need for Speed Most Wanted	Electronic Arts	Nov. 2005
Shadow the Hedgehog	Sega	Nov. 2005
The Incredibles: Rise of the Underminer	THQ	Nov. 2005
Peter Jackson's King Kong	Ubisoft	Nov. 2005
Mega Man X Collection	Capcom	Dec. 2005
Prince of Persia: The Two Thrones	Ubisoft	Dec. 2005
Teenage Mutant Ninja Turtles (R) 3: Mutant Nightmare (TM)	Konami	2005/Q4
Curious George	Namco	Feb. 2006
Teen Titans	Majesco	2006/Q1

(Summary Translation)
File Number: 82 - 2544

November 24, 2005

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions made by Board of Directors for Interim Dividend Payment

At the board of directors meeting held on November 24, 2005, the following resolution was made with respect to interim dividend payment for the fiscal year ending March 31, 2006.

1. Interim dividend payment: 70 yen per share
2. Payment to begin: on December 9, 2005

(Summary Translation)
File Number: 82-2544

December 1, 2005

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of November 30, 2005

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 26, 2005)		2,200,000	25,630,000,000
Acquisition during reporting month	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)		2,157,400	25,133,710,000
Acquisition in progress (%)		98.1	98.1

2. Processing state

Not applicable

3. Share holdings

As of November 30, 2005

	Number of Shares
Total shares outstanding	141,669,000
Treasury shares	13,708,200